COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994


03029168

31 July 2003

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully



D.A. WYLIE
COMPANY SECRETARY

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
AUG 08 2003
WASH. D.C.
SECTION



COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

31 July 2003

Company Announcements Office
Australian Stock Exchange Limited
by electronic lodgement

Coca-Cola Amatil Limited ("CCA")
Takeover Bid for Neverfail Springwater Limited ("Neverfail")

We refer to CCA's takeover bid for all of the shares in Neverfail. The takeover bid closed at 7.00pm on 30 July 2003. In accordance with Listing Rule 3.3, CCA hereby gives notice that:

1. CCA and its associates currently have a relevant interest in 90.03% of Neverfail shares.

2. CCA will proceed to compulsory acquisition of the outstanding Neverfail shares.

Yours faithfully




SEC MAIL PROCESSING
RECEIVED
AUG 08 2003
WASH. D.C.
SECTION

D.A. WYLIE
COMPANY SECRETARY

For further information please contact:

Analysts:	Peter Steel	+61 2 9259 6553
Media:	Alec Wagstaff	+61 2 9259 6571